Balance Sheet

Blue Hill Tech, Inc. DBA Artly

As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
110001 Headquarter Checking (9879)	$200,000.00
110002 Headquarter Checking (9879) - Sweep	$440,559.43
110003 Checking - Research and Dev 5827	$29.23
110004 Inventory Checking Account (2710)	$58.00
111100 Stewart 101 Checking (5093)	$517.26
111200 Hill 7 Checking (6273)	$105.74
111300 Pier 39 Checking (5621)	$2,293.02
111400 Accounting and Legal#6729	$75.69
111500 Pleasanton Checking (7826)	$25.75
111600 Stonestown Checking (7099)	$2,752.54
111700 MUJI Boston (3151)	$4,657.86
112100 MUJI Hudson Yard Checking (5969)	$2.91
112200 MUJI Portland Checking (6306)	$4,330.61
112400 MUJI Chelsea 2206	$32.37
112500 DealMaker (Tesla) (5027)	$85.02
112600 RCG Checking Account 5835	$73.55
112700 Marketing and Sales Checking (5850)	$27.67
113000 Software & appst	$23.90
113128 Checking 3128	$100.00
113136 Checking 3136	$0.00
115003 Events 7172	$18,229.26
115004 Coffee Bean Roasting Checking Account (7537)	$5,758.35
115005 Scotiabank Checking #2132	$0.00
115006 Scotia Bank Checking #2137***	$0.00
116001 U Miami 6257	$426.44
116003 Rental IYKYK 2579	$100.00
116004 Rental Stardust (2280)	$78.50
117000 West Main 3015	$35.19
118000 Exchange 5069	$55.52
119000 Scotiabank Savings #1378	$0.00
Total for Bank Accounts	**$680,433.81**

Accrual Basis Thursday, April 09, 2026 10:55 AM GMT-07:00

Balance Sheet

Blue Hill Tech, Inc. DBA Artly

As of Dec 31, 2025

	Total
Accounts Receivable	
120000 Accounts receivable (A/R)	$405,308.89
121000 AR- Artly Direct Stores	
121100 AR-101 Stewart-WA	
121101 Square-101 Stewart-WA	$179.16
121102 Stripe- 101 Stewart-WA	$200.73
Total for 121100 AR-101 Stewart-WA	**$379.89**
121114 AR-Great Mall,CA	$0.00
121200 AR--Hill 7-WA	
121201 Square--Hill 7-WA	$0.00
121202 Stripe--Hill 7-WA	$150.80
Total for 121200 AR--Hill 7-WA	**$150.80**
121300 AR-Pier 39 CA	
121301 Square-Pier 39 CA	$1,070.24
121302 Stripe-Pier 39 CA	$1,378.39
Total for 121300 AR-Pier 39 CA	**$2,448.63**
121400 AR-SFPO Livermore, CA	
121401 Square-SFPO Livermore, CA	$0.00
121402 Stripe-SFPO Livermore, CA	$0.00
Total for 121400 AR-SFPO Livermore, CA	**$0.00**
121500 AR- Pleasonton CA	
121501 Square - Pleasanton (SSC)-CA	$0.00
121502 Stripe- Pleasanton (SSC)-CA	$0.00
Total for 121500 AR- Pleasonton CA	**$0.00**
121600 AR-Stonestown Galleria- CA	
121601 Square-Stonestown Galleria- CA	$605.51
121602 Stripe-Stonestown Galleria- CA	$29.39
Total for 121600 AR-Stonestown Galleria- CA	**$634.90**
121606 AR-Square-Elia Cafe-FL	$182.98
122600 AR- Stripe FL	
122601 AR-Stripe RCG-FL	$19.00
122605 AR-Stripe-Elia Cafe-FL	$0.00
Total for 122600 AR- Stripe FL	**$19.00**

Accrual Basis Thursday, April 09, 2026 10:55 AM GMT-07:00

	Total
Total for 121000 AR- Artly Direct Stores	**$3,816.20**
122000 AR-Artly Partner Store	
121800 AR-Tesla Lathrop CA	
121802 Stripe- Tesla Lathrop,CA	$0.00
Total for 121800 AR-Tesla Lathrop CA	**$0.00**
122100 AR-MUJI Hudson Yard-NY	
122101 Square-MUJI Hudson Yard-NY	$0.00
122102 Stripe-MUJI Hudson Yard-NY	$0.00
Total for 122100 AR-MUJI Hudson Yard-NY	**$0.00**
122200 AR-MUJI- Portland,OR	
122201 Square-MUJI- Portland,OR	$0.00
122202 Stripe-MUJI- Portland,OR	$1,284.97
Total for 122200 AR-MUJI- Portland,OR	**$1,284.97**
122300 AR-Tesla, Oakridge CA	
122301 Square-Tesla, Oakridge CA	$0.00
Total for 122300 AR-Tesla, Oakridge CA	**$0.00**
122400 AR-MUJI Chelsea-NY	
122402 Stripe-MUJI Chelsea-NY	$0.00
Total for 122400 AR-MUJI Chelsea-NY	**$0.00**
122500 AR-Tesla Fremont -CA	$0.00
122501 Square-Tesla Fremont -CA	$0.00
Total for 122500 AR-Tesla Fremont -CA	**$0.00**
122700 AR-MUJI Boston-MA	$438.50
Total for 122000 AR-Artly Partner Store	**$1,723.47**
Total for 120000 Accounts receivable (A/R)	**$410,848.56**
Total for Accounts Receivable	**$410,848.56**
Other Current Assets	
130000 Inventory Asset	$0.00
131201 10oz Hot Cup	$0.00
131202 12oz Hot Cup	$0.00
131203 12oz Iced Cup	$0.00
131304 16oz Iced Cup	$0.00
131400 Cup Lids	$0.00
131600 Inventory-Coffee Ingredients	$0.00

Balance Sheet

Blue Hill Tech, Inc. DBA Artly

As of Dec 31, 2025

	Total
Total for 130000 Inventory Asset	**$0.00**
160000 Prepaid Expenses	$20,709.21
162000 Prepaid Expense- Insurance Premium	$0.00
Total for 160000 Prepaid Expenses	**$20,709.21**
161000 Payments to Deposit	$80,553.73
181000 R&D Payroll Tax Credit Receivable	$76,575.00
190000 Patents in Progress	$10,077.00
Uncategorized Asset	$0.00
Total for Other Current Assets	**$187,914.94**
Total for Current Assets	**$1,279,197.31**
Fixed Assets	
140000 Fixed Assets	
141100 Coffee Robot Modules	$0.00
141101 Coffee Robot Module 1 - GS 3	$5,319.92
141102 Coffee Robot Module - 2 Office Large Arm R&D	$60,000.00
141104 Coffee robot module - 3 Hill7	$45,080.00
141105 Coffee Robot Module - 5 Office Large Arm R&D	$60,000.00
141106 Coffee robot module - 6 Elia Cafe Partnership	$39,377.25
141107 Coffee robot module - 7 Stonestown	$37,982.25
141108 Coffee robot module - 8 Office R&D	$45,674.50
141109 Coffee robot module - 19 Hill7	$38,274.50
141110 Coffee robot module - 10 Office Event	$45,375.00
141111 Coffee robot module - 11 Office Event	$24,957.38
141112 Coffee robot module - 12 Stewart 101	$60,000.00
141113 Coffee robot module - 15 - Assembling R&D	$45,375.00
141114 Coffee robot module - 14 - Office Bartendar R&D	$90,750.00
141115 Coffee robot module - 25 MUJI Hudson Yard Partnership	$45,375.00
141116 Coffee robot module - 16 Tesla Lathrop	$60,000.00
141117 Coffee robot module - 17 Pier 39	$39,080.00
141118 Coffee robot module - 18 Silicon Valley Roaster Rental	$50,000.00
141120 Coffee robot module - 20 Stewart 101	$44,710.20
141121 Coffee robot module - 21 Stewart 101	$51,250.59
141122 Coffee robot module - 22 Pier 39	$50,000.00
141123 Coffee robot module - 23 Pier 39	$50,000.00
141124 Coffee robot module - 24 Stonestown	$50,000.00

Accrual Basis Thursday, April 09, 2026 10:55 AM GMT-07:00

Balance Sheet

Blue Hill Tech, Inc. DBA Artly
As of Dec 31, 2025

	Total
141126 Coffee robot module - 26 Office Event	$39,080.00
141127 Coffee robot module - 27 MUJI Vancouver, Robson Partnership	$60,000.00
141128 Coffee robot module - 28 MUJI Hudson Yard Partnership	$50,000.00
141129 Coffee robot module - 29 MUJI Portland Partnership	$50,000.00
141130 Coffee Robot Module - 30 Office R&D	$50,000.00
141131 Coffee robot module - 31 MUJI Toronto, Atrium Partnership	$60,000.00
141132 Coffee Robot Module - 32 Stardust Rental	$58,347.42
141133 Coffee Robot Module - 33 MUJI Chelsea Partnership	$0.00
141134 Coffee robot module - 34 Office R&D	$50,000.00
141135 Coffee robot module - 35 Office Event	$60,000.00
141136 Coffee Robot Module - 36 Local Brew Rental	$60,000.00
141137 Coffee robot module - 37 RCG Partnership	$60,000.00
141138 Coffee robot module - 38 RCG Partnership	$60,000.00
141141 Robot Arm - Office UR5 R&D	$30,000.00
141142 Robot Arm - U of Maryland X Arm R&D	$10,000.00
141143 Coffee robot module - 43 Office R&D	$0.00
141144 Coffee robot module - 44 Office R&D	$60,000.00
141145 Robot Arm - U of Maryland UR R&D	$35,000.00
141146 Coffee robot module - Model L R&D	$60,000.00
141147 Coffee robot module - Model A R&D	$60,000.00
141148 Coffee robot module - Thermoplan R&D	$60,000.00
141149 Robot Arm - Office Large Arm R&D	$35,000.00
141201 Coffee Robot Module - LA MARZOCCO - 1	$60,769.63
Coffee Machines	$36,612.92
Robot Arm	$0.00
Robot Module Misc Components	$16,972.95
Total for 141100 Coffee Robot Modules	**$2,160,364.51**
143000 Kitchen/Cafe Equipments	$67,136.34
144000 Tools, Machinery, and Equipment	$250,436.06
Robot Counter Table	$0.00
Robot Module - Fridges	$0.00
Robot Module - Grinders	$0.00
Robot Module - Iced Machines	$0.00
Total for 144000 Tools, Machinery, and Equipment	**$250,436.06**
145000 Accumulated Depreciation	-$1,217,689.66
Total for 140000 Fixed Assets	**$1,260,247.25**

Accrual Basis Thursday, April 09, 2026 10:55 AM GMT-07:00

Balance Sheet

Blue Hill Tech, Inc. DBA Artly

As of Dec 31, 2025

	Total
146000 Long-term Office Equipment	$15,687.19
146001 Accumulated Depreciation-Long-term Office Equipment	-$4,000.00
Total for 146000 Long-term Office Equipment	**$11,687.19**
152000 R&D Costs	$0.00
152100 Salaries and wages of R&D staff	$0.00
152701 Accumulated Depreciation - R&D Cost	$0.00
Total for 152000 R&D Costs	**$0.00**
Total for Fixed Assets	**$1,271,934.44**
Other Assets	
151000 Startup & Organizational Costs	$0.00
151100 Accumulated Amortization	$0.00
Total for 151000 Startup & Organizational Costs	**$0.00**
154000 Patents, copyrights, & franchises	$120.00
161100 Prepaid Rent & Security Deposit	$122,210.60
170000 Due from Artly Coffee Inc	$4,190.36
177000 ROU Assets	$262,513.69
Total for Other Assets	**$389,034.65**
Total for Assets	**$2,940,166.40**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
210000 Accounts Payable (A/P)	$69,852.64
270000 Tips Payable	
271000 Tips from Artly Direct Stores	
271100 TP-101 Stewart-WA	$0.00
271114 Great Mall, CA	$0.00
271200 Hill 7-WA	$0.00
271300 Pier 39 CA	$0.00
271400 SFPO Livermore, CA	$0.00
271500 Pleasanton (SSC)-CA	$0.00
271600 Stonestown Galleria- CA	$0.00
271800 Tesla Lathrop CA	$0.00
273000 Other	$0.00

Accrual Basis Thursday, April 09, 2026 10:55 AM GMT-07:00

	Total
Total for 271000 Tips from Artly Direct Stores	**$0.00**
272000 Tips from Artly Partner Store	
272100 MUJI Hudson Yard-NY	$0.00
272200 MUJI- Portland, OR	$0.00
272400 MUJI Chelsea-NY	$0.00
272500 Tesla Fremont -CA	$0.00
272600 Tips Payable-RCG-FL	
272601 RCG-FL	$0.00
272604 Elia Coffee FL	$0.00
Total for 272600 Tips Payable-RCG-FL	**$0.00**
272700 TP-MUJI Boston MA	$0.00
Total for 272000 Tips from Artly Partner Store	**$0.00**
Total for 270000 Tips Payable	**$0.00**
Total for Accounts Payable	**$69,852.64**
Credit Cards	
221000 Amazon Credit Card Amex #41008	$1,767.25
222000 Chase Business Credit Card 8789	
222001 Meng Credit Card 8789	-$373,914.15
222002 Yushan Credit Card 8805	$394,856.90
Total for 222000 Chase Business Credit Card 8789	**$20,942.75**
223000 Deprecated Amazon Credit card (7490)	$0.00
224000 Parent Account # 9166	-$17,568.53
224001 Chase Business Preferred Credit card (9166)	-$965,873.60
224002 Deprecated Credit card (9174)	$231,955.98
224003 Yushan Credit Card 7092	$781,024.94
Total for 224000 Parent Account # 9166	**$29,538.79**
225000 Scotiabank Credit Card	$0.00
Total for Credit Cards	**$52,248.79**
Other Current Liabilities	
232000 Unearned Revenue	$176,550.00
240000 Sales Tax Payable	
241000 Artly Direct Stores	
241100 101 Stewart-WA	$15,166.31
241200 Hill 7 WA	$8,426.11

Balance Sheet

Blue Hill Tech, Inc. DBA Artly

As of Dec 31, 2025

	Total
Total for 241000 Artly Direct Stores	**$23,592.42**
242000 Sales Tax Payable-Artly Partner Store	
242100 NY Sales & Use Tax Payable	$0.00
242600 Sales Tax Payable-RCG FL	$566.38
242700 Sales Tax Payable-MA State	$389.08
246102 MUJI Robson ST, Canada	$0.00
246202 MUJI Atrium -Canada	$0.00
Total for 242000 Sales Tax Payable-Artly Partner Store	**$955.46**
Total for 240000 Sales Tax Payable	**$24,547.88**
280000 Payroll Liabilities	$0.00
281000 Federal Taxes (941/944)	
281101 Stewart 101 WA	$0.00
281102 Hill 7 WA	$0.00
281103 Pier 39 CA	$0.00
281104 SFPO Livermore, CA	$0.00
281105 Stoneridge & Pleasanton CA	$0.00
281106 Stonestown SF CA	$0.00
281111 Operations, USA	$0.00
281114 Great Mall,CA	$0.00
281202 MUJI- Portland OR	$0.00
281205 Tesla Fremont CA	$0.00
281206 Payroll Tax -RCG FL	$0.00
Total for 281000 Federal Taxes (941/944)	**$0.00**
282000 Federal Unemployment (940)	
282101 Stewart 101 WA	$0.00
282102 Hill 7 WA	$0.00
282103 Pier 39 CA	$0.00
282104 SFPO Livermore, CA	$0.00
282105 Stoneridge & Pleasanton	$0.00
282106 Stonestown SF CA	$0.00
282111 Operations, USA	$0.00
282114 Great Mall, CA	$0.00
282202 MUJI- Portland OR	$0.00
282205 Tesla Fremont CA	$0.00
282206 FUTA-RCG FL	$0.00

Accrual Basis Thursday, April 09, 2026 10:55 AM GMT-07:00

	Total
Total for 282000 Federal Unemployment (940)	**$0.00**
283000 SUI Employer	
283101 WA SUI Stewart 101 WA	$0.00
283102 WA SUI Hill 7 WA	$0.00
283103 CA SUI Pier 39 CA	$0.00
283104 CA SUI-SFPO Livermore, CA	$0.00
283105 CA SUI-Stoneridge & Pleasanton	$0.00
283106 CA SUI Stonestown SF CA	$0.00
283114 Great Mall, CA	$0.00
283202 OR SUI-MUJI- Portland	$0.00
283205 CA SUI Tesla Fremont	$0.00
283206 SUI-RCG FL	$0.00
283C111 Operations Office-USA	$0.00
283W111 WA SUI-Operations, USA	$0.00
Total for 283000 SUI Employer	**$0.00**
284000 State Employment	
284101 WA Workers Comp.-Stewart 101 WA	$0.00
284102 WA Workers Comp.-Hill 7 WA	$0.00
284103 CA SDI- Pier 39 store	$0.00
284104 CA SDI-SFPO Livermore, CA	$0.00
284105 CA SDI-Stoneridge & Pleasanton	$0.00
284106 CA SDI-Stonestown	$0.00
284111 WA Workers Comp.-Operations, USA	$0.00
284114 CA SDI-Great Mall	$0.00
284202 OR Workers' Benefit Fund-MUJI Portland	$0.00
284205 CA SDI- Tesla Fremont	$0.00
284206 FL Additional MD-RCG FL	

Balance Sheet

Blue Hill Tech, Inc. DBA Artly

As of Dec 31, 2025

	Total
Total for 284000 State Employment	**$0.00**
285000 Direct Deposit Payable	
285101 Stewart 101 WA	$0.00
285102 Hill 7 WA	$0.00
285103 Pier 39 CA	$0.00
285104 SFPO Livermore, CA	$0.00
285105 Stoneridge & Pleasanton CA	$0.00
285106 Stonestown SF CA	$0.00
285111 Operations, USA	$0.00
285114 Great Mall, CA	$0.00
285202 MUJI- Portland OR	$0.00
285205 Tesla Fremont CA	$0.00
285206 RCG FL	$0.00
Total for 285000 Direct Deposit Payable	**$0.00**
286000 Paid Family and Medical Leave Tax	
286101 WA PAML-Stewart 101 WA	$0.00
286102 WA PAML-Hill 7 WA	$0.00
286111 WA PAML-Operations, USA	$0.00
286202 OR PAML-MUJI Portland	$0.00
Total for 286000 Paid Family and Medical Leave Tax	**$0.00**
287000 EAF & ETT Tax Payable	
287101 WA EAF-Stewart 101 WA	$0.00
287102 WA EAF-Hill 7 WA	$0.00
287103 CA ETT-Pier 39	$0.00
287104 CA ETT-SFPO Livermore, CA	$0.00
287105 CA ETT-Stoneridge & Pleasanton	$0.00
287106 CA ETT-Stonestown SF CA	$0.00
287111 WA EAF-Operations, USA	$0.00
287114 CA, Great Mall	$0.00
287202 OR Employee Statewide Transit-Muji Portland	$0.00
287205 CA ETT- Tesla Fremont	$0.00

Accrual Basis Thursday, April 09, 2026 10:55 AM GMT-07:00

Balance Sheet

Blue Hill Tech, Inc. DBA Artly

As of Dec 31, 2025

	Total
Total for 287000 EAF & ETT Tax Payable	**$0.00**
288000 WA Long Term Care Insurance	
288101 Stewart 101 WA	$0.00
288102 Hill 7 WA	$0.00
288111 Operations, USA	$0.00
Total for 288000 WA Long Term Care Insurance	**$0.00**
2890000 State tax	
2891000 CA State Tax	
2891100 CA State Income Tax	$0.00
2891103 Pier 39 CA	$0.00
2891104 SFPO Livermore, CA	$0.00
2891105 Stoneridge & Pleasanton	$0.00
2891106 Stonestown SF CA	$0.00
2891111 Operations, USA	$0.00
2891114 Great Mall, CA	$0.00
2891205 Tesla Fremont	$0.00
Total for 2891100 CA State Income Tax	**$0.00**
2891200 CA SDI	$0.00
2891300 CA ETT	$0.00
Total for 2891000 CA State Tax	**$0.00**
289202 OR Withholding Tax-MUJI Portland	$0.00
Total for 2890000 State tax	**$0.00**
Total for 280000 Payroll Liabilities	**$0.00**
280009 Payroll Liability-Accrued	$52,717.00
290000 Benefits Payable	
291000 Trad. 401K Payable	$2,467.99
291111 Operations, USA	$0.00
Total for 291000 Trad. 401K Payable	**$2,467.99**
292000 Roth 401(k) Payable	$609.67
293000 Emp. Health Ins Payable	
293111 Operations, USA	$7,369.24

Accrual Basis Thursday, April 09, 2026 10:55 AM GMT-07:00

Balance Sheet

Blue Hill Tech, Inc. DBA Artly

As of Dec 31, 2025

	Total
Total for 293000 Emp. Health Ins Payable	$7,369.24
Total for 290000 Benefits Payable	$10,446.90
Alabama, Auburn Payable	$298.11
Alabama Department of Revenue Payable	$2,080.00
California Department of Tax and Fee Administration Payable	$16,707.75
Colorado Department of Revenue Payable	$2,955.45
Colorado, Lafayette Payable	$2,205.90
Florida Department of Revenue Payable	$4,739.00
Illinois Department of Revenue Payable	$0.00
Mississippi Department of Revenue Payable	$7,201.60
New Jersey Division of Taxation Payable	$2,395.15
New York Department of Taxation and Finance Payable	$854.15
Out Of Scope Agency Payable	$0.00
Tips	$0.00
Washington State Department of Revenue Payable	$16,993.96
Total for Other Current Liabilities	$320,692.85
Total for Current Liabilities	$442,794.28
Long-term Liabilities	
277000 ROU Lease Liability- LT	$275,120.81
279000 Simple Agreement for Future Equity (SAFE)	$245,625.00
Total for Long-term Liabilities	$520,745.81
Total for Liabilities	$963,540.09
Equity	
310000 Opening Balance Equity	$0.00
320000 Preferred Stock	$0.00
321000 Series Preferred Stock	$109.00
322000 Series Pre-A1 Preferred Stock	$10.12
323000 Series Pre-A2 Preferred Stock	$34.23
324000 Series Pre-A3 Preferred Stock	$201.43
325000 Series CF Preferred Stock	$40.40
Total for 320000 Preferred Stock	$395.18
330000 Common Stock	$541.80

Accrual Basis Thursday, April 09, 2026 10:55 AM GMT-07:00

Balance Sheet

Blue Hill Tech, Inc. DBA Artly

As of Dec 31, 2025

	Total
340000 Additional Paid in Capital	$13,276,438.81
341000 Additional Paid in Capital - Common Stock	$14,898.36
341001 APIC - Common Stock - Huiting Zh&Shuo Yang	$0.00
341002 APIC- Common Stock - Bryn Mawr Trust	$0.00
341003 APIC- Common Stock -Yuanjun Xiong	$0.00
Total for 341000 Additional Paid in Capital - Common Stock	**$14,898.36**
350000 Additional Paid in Capital - Stock Options	$5,028.20
Total for 340000 Additional Paid in Capital	**$13,296,365.37**
390000 Equity Issuance Costs	-$114,943.36
Retained Earnings	-$8,700,156.21
Net Income	-$2,505,576.47
Total for Equity	**$1,976,626.31**
Total for Liabilities and Equity	**$2,940,166.40**

Accrual Basis Thursday, April 09, 2026 10:55 AM GMT-07:00